pacific booker minerals inc.
#1203 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Board of Directors Recommends Shareholders Reject American

Eagle's Hostile Bid

Vancouver, BC, April 29, 2026: Pacific Booker Minerals Inc. (TSXV: BKM) (OTC Pink: PBMLF) ("Pacific Booker" or the "Company") today announced that its Board of Directors (the "Board"), following careful consideration and receipt of the unanimous recommendation of a special committee of its independent directors (the "Special Committee"), and after consultation with its financial and legal advisors, has recommended that Pacific Booker shareholders (the "Shareholders") reject the Hostile all-share take-over bid by American Eagle Gold Corp. ("American Eagle"), to acquire all of the issued and outstanding common shares ("Common Shares") of Pacific Booker (the "Hostile Bid").

The Board unanimously recommends that Pacific Booker shareholders REJECT the Hostile Bid and not tender their Common Shares to the Hostile Bid. Shareholders simply need to TAKE NO ACTION in order to REJECT the Hostile Bid.

The Board has unanimously determined that the Hostile Bid:

•Fails to recognize the strategic value of Pacific Booker's Morrison project ("Morrison Project")

•Is lower in value than comparable transactions that have been completed in the copper sector

•Deprives Shareholders of significant upside potential in the standalone case

Reasons to Reject American Eagle's Inadequate Hostile Bid

The basis for the Board's recommendation that shareholders reject the Hostile Bid is set forth in the Pacific Booker Directors' Circular (the "Directors' Circular"), which was filed today with Canadian securities regulatory authorities, is being mailed to shareholders, and is available on the Company's website and SEDAR+ (www.sedarplus.ca) under Pacific Booker's issuer profile.

The reasons for the Board's recommendation include, among other things, the following:

•The Hostile Bid is a highly opportunistic bid that does not reflect Pacific Booker's full and fair value.

The Morrison Project is a large-scale copper-gold-molybdenum deposit in a Tier-1 jurisdiction (British Columbia) with mineral resources of over two billion pounds of copper and over two million ounces of gold supported by a completed technical report. The Hostile Bid values the Morrison Project at approximately US$0.01 per pound of copper in resources, which is at the low-end of the range of peer group precedent transactions of US$0.02 and US$0.05 per pound of contained copper in resources (or as much as an 80% discount), as well as comparable precedent transactions between US$0.04 and US$0.09 per pound of copper in resources (or as much as an 89% discount). American Eagle is attempting to acquire this asset at distressed pricing before the Company has had the opportunity to re-engage with First Nations stakeholders, reset the permitting pathway, or conduct a competitive strategic process. The view of the Board and management is that tendering Common Shares at the low price offered by American Eagle would deprive Shareholders of significant upside potential in their investment.

▪Pacific Booker has received an inadequacy opinion from RCI Capital that, from a financial point of view, the Hostile Bid is not an adequate offer for Shareholders.

Pacific Booker's financial advisor, RCI Capital, has delivered an opinion to the Board and the Special Committee, to the effect that, as of the date of the opinion, and based upon and subject to the assumptions, limitations and qualifications contained therein and such other matters as RCI Capital considered relevant, the consideration offered to the shareholders pursuant to the Hostile Bid is inadequate from a financial point of view to the Shareholders (other than American Eagle and its affiliates).

▪The Hostile Bid's share consideration exposes Shareholders to a company with inferior assets.

The consideration offered under the Hostile Bid is comprised entirely of shares of American Eagle, a pre-revenue, exploration-stage company. American Eagle has no mineral resource or reserve estimates at its NAK project or elsewhere, no history of mineral production, negative operating cash flow, is dependent on third-party financing, and reported a net loss of approximately $7.3 million for the nine months ended September 30, 2025. There is significant risk to the Shareholders in accepting American Eagle shares, since there is insufficient drilling to determine the ultimate average grade and continuity of the mineralization at the NAK project. Assuming American Eagle would be valued at the mid-range of the peer group, it would need to produce a mineral resource estimate of approximately the same size as Morrison in order to justify its current market value, which is a highly uncertain outcome. Moreover, American Eagle opted to make the Hostile Bid mere days before its audited annual financial statements were due to be filed, compromising the Shareholders' ability to properly value American Eagle's common shares and leaving Shareholders to rely on nearly seven-month-old financial information which may no longer accurately reflect American Eagle's financial state.

▪The standalone case has strong upside potential for Shareholders; Superior offers or other alternatives also have the potential to emerge.

Management and the Board firmly believe in the strength of Pacific Booker's standalone plan which is positioned to deliver substantial long-term value to Shareholders, and are exploring various standalone scenarios, including structured re-engagement with First Nations stakeholders. The willingness of the Lake Babine Nation to work with American Eagle suggests that it is not opposed to mineral development with the right project proponent on the right terms, and the Pacific Booker Board is open to resetting the engagement with the Nation in a constructive and respectful way. Notwithstanding the foregoing, the Board, consistent with its fiduciary duties, continuously evaluates strategic alternatives to maximize shareholder value and acknowledges that the Hostile Bid may act as a catalyst to uncover additional opportunities or interested parties. Should a superior proposal or alternative transactions arise, the Board is fully prepared to evaluate these options and present them transparently to Shareholders. The Company highlights that such alternative transactions would enable Shareholders to participate in the continued success of the business while unlocking further value.

Pacific Booker has engaged RCI Capital as its financial advisor to manage a broader strategic review process for Pacific Booker aimed at exploring and considering potential strategic alternative transactions to the Hostile Bid. As part of the strategic review, the Company intends to prepare a new preliminary economic assessment on the Morrison Project to, among other things, update the assumptions contained in the Technical Report.

▪The Hostile Bid contains extraordinary conditionality.

The Hostile Bid contains a significant number of conditions which must be satisfied or waived before American Eagle is obligated to take up and pay for any Common Shares tendered. Many of the conditions are not subject to materiality thresholds or any other objective criteria, but rather are in American Eagle's discretion. These conditions, in effect, provide American Eagle with an unfair option to decline or proceed with its offer, constituting the grant to American Eagle of a unilateral and discretionary option to acquire all of the Common Shares at a price that the Board views as inadequate with Shareholders bearing the risk of non-completion. Furthermore, the Hostile Bid is subject to receipt of a number of regulatory approvals, including a condition that a registration statement on Form F-10 (the "Registration Statement") under the U.S. Securities Act of 1933 filed by American Eagle in connection with the Hostile Bid must be declared effective and not subject to a stop order or proceeding seeking a stop order. There can be no assurance that the United States Securities and Exchange Commission will declare the Registration Statement effective on a timely basis prior to the expiry of the Hostile Bid, or at all.

▪American Eagle's plans lack certainty.

The American Eagle Circular claims that the Hostile Bid will provide a better outcome for Shareholders, including as a result of coordinated development between its NAK project and the Morrison Project. In reality, American Eagle does not control any ground or any of the lands between its NAK project and the Morrison Project. American Eagle's idea of coordinated development with NAK is premature, and there are currently no obvious synergies, considering the Morrison Project has a published economic study while the NAK project is only at an exploration stage. Moreover, there is no certainty that American Eagle can obtain rights to allow any form of co-development between the two projects.

Take No Action and Reject American Eagle's Hostile Bid

Pacific Booker shareholders are urged to REJECT the Hostile Bid. To do so, shareholders should TAKE NO ACTION.

Shareholders are encouraged to carefully review the Directors' Circular in its entirety. This document has been mailed to Pacific Booker shareholders and is available on SEDAR+ (www.sedarplus.ca) under Pacific Booker's issuer profile.

Pacific Booker shareholders who have already tendered their Common Shares to the Hostile Bid and who wish to obtain assistance in withdrawing them are urged to contact their broker or Laurel Hill Advisory Group by North American toll free phone at 1-877-452-7184, collect calls outside North America at 1-416-304-0211, or by email at assistance@laurelhill.com.

Advisors

The Company has engaged RCI Capital as financial advisor, Bennett Jones LLP as legal counsel and Laurel Hill Advisory Group as strategic shareholder advisor and information agent.

Technical Information

Kent Zehr, consultant to the Company, is a qualified person as defined under National Instrument NI 43-101 – Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical content of this news release. For further information, refer to the Company's report entitled "Morrison Copper/Gold Project – Feasibility Study, NI 43-101 Technical Report" dated March 12, 2009, and prepared by Wardrop Engineering Inc. (the "Technical Report"), which is available on the Company's issuer profile on SEDAR+ (www.sedarplus.ca). References to mineral resources in this news release are based on a measured mineral resource of 98 Mt averaging 0.40% Cu, 0.19 g/t Au, and 0.005% Mo and an indicated mineral resource of 110 Mt averaging 0.39% Cu, 0.19 g/t Au, and 0.005% Mo (M + I of 208 Mt averaging 0.39% Cu, 0.19 g/t Au, and 0.005% Mo) as well as an inferred resource of 63 Mt averaging 0.38% Cu, 0.19 g/t Au, and 0.005% Mo, as set forth in the Technical Report.

On Behalf of the Board of Directors

"John Plourde"

John Plourde, Director

Contact Information:

John Plourde, CEO, President and Director

(604) 681-8556

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates, projections and interpretations as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "interpreted", "management's view", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, statements regarding: the strategic value of the Morrison Project; the preparation of a new preliminary economic assessment on the Morrison Project; management's expectations regarding the Company's future share price and growth; the intention of Shareholders to not tender to the Hostile Bid; the ability to complete potential strategic alternatives to maximize Shareholder value and the timing thereof; the ability of Shareholders to determine the value of American Eagle's common shares; the declaration of the Registration Statement as effective by the United States Securities and Exchange Commission; statements regarding coordinated development between the Morrison Project and American Eagle's NAK project; and statements regarding American Eagle and the Hostile Bid. This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time such assumptions and estimates were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Pacific Booker to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Such factors include, but are not limited to, the risks described in the Company's most recent management discussion and analysis and those risks set out in the Company's other public documents filed on SEDAR+ (www.sedarplus.ca) under Pacific Booker's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed timeframes or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.